UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2105

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Woodward, Inc.

File No. 000-08408 - CF#32728

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     Woodward, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed July 21, 2015.

     Based on representations by Woodward, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through July 20, 2020
Exhibit 10.3	through February 3, 2016
Exhibit 10.4	through February 3, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary